Exhibit 99.57

Code of Ethics and Business Conduct

Purpose and Scope

Purpose

The purpose of this Code of Ethics and Business Conduct is to outline guidelines and procedures for the behavior expected of Prometic directors, officers, employees and consultants in course of their mandate, employment or duties. They will abide by the highest standards of ethical conduct and will act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

Loyalty, integrity, respect and confidentiality are values at the core of Prometic’s culture and this Code of Ethics and Business Conduct. Prometic directors, officers, employees and consultants are expected to promote and contribute to these values. This Code of Ethics and Business Conduct is purposely general and destined to be supplemented and refined through evolution of its activities and the context within which they are conducted, as well as experience of specific sets of circumstances. Those outlined in this Code of Ethics and Business Conduct do not necessarily cover the entire scope of all foreseeable factual situations.

Employees, officers, directors and consultants of the Corporation must use sound judgment in determining the most appropriate course of action in a given set of circumstances. When in doubt, employees should check with their managers or a member of the executive team.

Conduct that may raise questions as to any of Prometic’s employees’, officers’, directors’ or consultants’ honesty, integrity, impartiality, reputation or activities or that could cause embarrassment to Prometic or damage its reputation is prohibited. Any activity, conduct, or transaction that is or may appear to be unethical, illegal or improper business conduct must be avoided.

Scope

This Code of Ethics and Business Conduct applies to all directors, officers, employees, consultants and relevant contracting parties (e.g. suppliers) (also referred to as the “Representatives”) of Prometic Life Sciences Inc. and its subsidiaries (“Prometic” or the “Corporation”). Compliance with this Code of Ethics and Business Conduct is a condition of employment, contract or office.

General Conduct and Behaviour

Loyalty

Prometic expects that all directors, officers, employees and consultants will act with loyalty, to protect and promote Prometic’s good reputation and its interests. Diligent attendance to one’s duties, maintaining one’s knowledge current and demonstrating quality and rigor in discharging of such duties attest to such loyalty.

A Representative may take part, in his or her personal capacity, in non-professional activities of his or her choice to the extent that such participation does not go against this Code of Ethics and Business Conduct, compliance with his or her terms of employment or contract and is not detrimental to the interests of Prometic. No Representative may express political opinions on behalf of Prometic.

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Ethical Conduct

Prometic culture provides the foundation for ethical conduct and behavior by directors, officers, employees and consultants. Prometic will:

•	Maintain good corporate governance and adhere to all applicable laws and regulations;

•	Promote and enforce a work environment free from harassment or discrimination where individuals are treated with respect and dignity;

•	Provide a safe and healthy workplace, emphasizing good housekeeping and compliance with applicable laws; and

•	Respect our employees’ commitments and responsibilities to their families and communities.

Guidelines

All directors, officers, employees and consultants of Prometic will:

•	Uphold and comply with Prometic policies & procedures and culture;

•	Strive for their personal success and that of their team and the entire Corporation;

•	Ensure that all information provided in all reports and documents for internal use and external audiences, including individual expense reports, will be complete, accurate, honest and timely;

•	Deal honestly and fairly with the Corporation’s customers, suppliers and competitors as well as regulatory bodies; and

•	Protect the Corporation’s assets and use them efficiently and only for Corporation purposes.

Strictly Prohibited Behaviour

All Representatives, and any visitors to the Corporation’s premises or workplaces, are strictly prohibited from the following acts (even if such acts or comments are made in jest):

•	Possession or use or threat of use of any type of weapon on the Corporation’s premises or workplaces;

•	Threat or actual use of violence or intimidation in the workplace;

•	Willful destruction of Corporation property or an individual’s personal property; and

•	Use, possession or being under the influence of illicit substances while on duty or on Corporation premises.

Each Prometic director, officer, employee and consultant is accountable for observing rules of conduct that are normally accepted as standard in a business enterprise. They shall give precedence to ethical principles and obligations in their decisions and actions. They shall respect all ethical obligations deriving from applicable laws, acts and regulations and shall not condone unethical conduct.

Respectful Behaviour

Directors, officers, employees and consultants will deal with business partners, clients, suppliers and other parties with integrity, respect, courtesy, moderation and without undue aggressiveness, negativity or arrogance.

They will deal with their colleagues fairly, with integrity, respect, politeness and without negative prejudices, and will avoid any abuse of power. Representatives will refrain from making disparaging or discriminatory comments, innuendos, or gossip and from taking unfair advantage of others through manipulation, misrepresentation or other unfair practices.

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Any remarks made by the Representatives must not be defamatory or hateful toward the Corporation or any of its Representatives; such acts could be considered wrongful or criminal acts.

Directors’ Fiduciary Duties

Directors of the Corporation, in exercising their powers and discharging their duties, shall act honestly, with due care, diligence and in good faith, the whole with the best interests of the Corporation in mind and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. They shall at all times avoid placing themselves in a conflict of interest situation and remain at all times loyal to the Corporation. When a conflict of interest arises with a Director, he/she shall notify the Board of Directors of the Corporation and shall withhold from voting on any transaction that would place him/her in such a situation. This fiduciary duty also requires Directors to avoid appropriation of corporate opportunities. This means that a director may not use either his/her position or information provided to him/her due to his/her position as director for his/her personal direct or indirect advantage. In a situation where a director is not in agreement with a decision taken by the majority of the Board of Directors, such individual should submit in writing his/her dissidence.

Integrity of Books and Records and Compliance with Sound Accounting Practices

Accuracy and reliability in the preparation of all business records is of critical importance to the Corporation’s decision making process and its compliance with financial, legal and reporting obligations. Full, fair, accurate and timely disclosure in the reports and other documents that the Corporation files with its regulators and in the Corporation’s other public communications must comply with the Corporation’s obligations under applicable laws, including securities laws, and meet expectations of the Corporation’s shareholders and other members of the investment community.

Preparation of Books and Records

All business records, expense reports, invoices, bills, payroll, corporate records and other similar reports must be prepared with care, accuracy and honesty. False or misleading entries in the Corporation’s books and records are not permitted.

Recording and Reporting Financial Transactions

Financial transactions must be properly recorded in the books of account. Accounting procedures and entries must be supported by the necessary internal controls. Books and records of the Corporation must be available for audit purposes.

Those Representatives who are responsible for producing and managing the Corporation’s financial reporting and internal controls systems will ensure that:

•	business transactions are properly authorized;

•	records fairly and accurately reflect the transactions or occurrences to which they relate;

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•	records fairly and accurately reflect in reasonable detail the Corporation’s assets, liabilities, revenues and expenses;

•	the Corporation’s accounting records do not contain any false or intentionally misleading entries;

•	no transactions are intentionally misclassified as to accounts, departments or accounting periods;

•	transactions are supported by accurate documentation in reasonable detail and recorded in the proper account and period;

•

records comply with the International Financial Reporting Standard (“IFRS”). However, technical compliance with IFRS may not be sufficient and, to the extent that technical compliance with IFRS would render reported financial information misleading, additional disclosure will be required; and

•

no information is concealed from the Chief Financial Officer or the Director of Finance, the Corporation’s independent auditors, the Audit, Risk & Finance Committee of the Board of Directors or the Board itself.

Responsibilities of Representatives

While Representatives who produce and manage the Corporation’s financial reporting and internal control systems are ultimately responsible for the completeness, fairness, accuracy and timeliness of such reports and communications, their ability to do so is dependent on everyone’s full cooperation in their own sphere of activity. As a result, each Representative will:

•	not intentionally cause Corporation documents to be incorrect;

•	not create or participate in the creation of any records intended to conceal anything that is improper;

•	properly and promptly record or cause to be recorded all disbursements of funds;
•	not make any unusual financial arrangements with a client or a supplier (such as over-invoicing or under-invoicing) for payments on their behalf to a third party;

•	comply with the Corporation’s system of internal accounting controls, disclosure controls, and related procedures; and

•	co-operate with the Chief Financial Officer, the Director of Finance and the Corporation’s independent auditors.

Representatives are encouraged to report, in accordance with section entitled “Reporting Code Violations (Whistleblowing)” of this Code of Ethics and Business Conduct, untruthful or inaccurate statements or records or transactions that do not appear to serve a legitimate commercial purpose.

Conflict of Interest

All directors, officers, employees and consultants of Prometic will:

•	put the interests of the Corporation before their own to the extent that this does not conflict with a director’s fiduciary obligations or any applicable legislation;

•	avoid situations or relationships which create, or create the appearance of, a conflict of interest with those of the Corporation;

•	choose suppliers in an objective and ethical manner, to obtain the best value for the Corporation;

•

notify management in writing of the existence of any personal or professional relationships which may create a conflict of interest with the Corporation or with a customer, supplier or other outside party;

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•	avoid holding a significant financial interest in a supplier, customer or other party with whom the Corporation does business;

•	refrain from giving or accepting gifts or social invitations of more than an nominal value which could create, or create the appearance of, a conflict of interest;

•	not solicit gifts or social invitations from customers, suppliers or other outside parties;

•	protect the Corporation’s assets against loss, theft, abuse or unauthorized use or disposal; and

•	not use the Corporation assets, facilities or positions to promote personal interests.

Harassment and Discrimination

Prometic will not tolerate any form of harassment or discrimination. Harassment or discrimination are any conduct that is offensive, humiliating or unduly embarrassing for anyone, that is often repetitive and deprives a person of her/his rights to dignity and respect, as understood under applicable laws.

Prometic promotes a working environment that is free of any form of sexual harassment. Sexual harassment means any conduct, statements, act or contact of a sexual nature that (i) is of a nature so as to humiliate or offend a person; or (ii) could reasonably lead a person to believe that the continuation of his or her employment, service or duties, a promotion or any other advantage to which he or she may be entitled or aspire is dependent on sexual favours.

Compliance with Laws, Rules and Regulations

All directors, officers, employees and consultants are expected to act in full compliance with all domestic and foreign laws, rules and regulations applicable to Prometic’s business. Violation of applicable laws, rules or regulations or compromise of the Corporation’s ethical expectations could result in written reprimands or other disciplinary action, including termination and criminal or civil legal proceedings where applicable.

All Representatives shall ensure at all times, that all dealings with third parties, including without limitation public officials and healthcare professionals (“HCPs”) are carried in accordance with all applicable laws, statutes and regulations relating to anti-corruption and anti-bribery, including inter alia:

•	the U.S. Federal and State Anti-Kickback Statutes (42 U.S.C. § 1320a-7b);

•	the U.S. Federal and State False Claims Acts (31 U.S.C. §§ 3729-3733);

•	the Corruption of Foreign Public Officials Act of Canada (S.C. 1998, c. 34);

•	the U.S. Foreign Corrupt Practices Act of 1977, as amended et seq. (15 U.S.C. §§ 78dd-1); and

•	the UK Bribery Act 2010 (2010 Chapter 23)

(together the “Anti-Corruption Laws”). In the event of conflict between applicable Anti-Corruption Laws, Representatives shall comply with the most stringent applicable Anti-Corruption Laws.

Prometic is involved, from time to time, in matters which are sensitive in nature and important to the Corporation, its Representatives and its shareholders. Securities laws impose certain obligations on the Corporation regarding the

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disclosure of information to the public. In addition, maintaining the confidentiality of certain information is essential to preserve the value of the Corporation, its technology (including trade secrets), its intellectual property, and to reduce the risks and liabilities associated with disclosure of confidential information of others that is provided to us in confidence.

To comply with these laws and related regulations and mitigate such risks and liabilities, Prometic has established an Information Disclosure Policy, an Insider Trading Policy, an Anti-Corruption and Anti-Bribery Policy and other policies and guidelines (including for interactions with HCPs) applicable to all Prometic Representatives.

The following confidentiality and insider trading guidelines are intended to supplement, and not replace, such policies to facilitate their implementation at every level:

Confidentiality

The Corporation’s ability to discharge effectively its disclosure obligations under securities laws can be adversely affected by the premature or otherwise unauthorized disclosure of Corporation’s internal information. All Representatives, therefore, must make every effort to maintain the confidentiality of the Corporation’s internal information. These efforts include adhering to the following guidelines.

Prometic directors, officers, employees and consultants will:

•	comply fully with the confidentiality expected of their mandate or offices, or the confidentiality provisions of their employment or consulting contract and all related confidentiality agreements;

•	maintain the strict confidentiality of Prometic’s confidential information and such information entrusted to Prometic by third parties;
•	securely handle and store all sensitive documents containing confidential information;

•	disclose such information only when appropriate permissions and controls are in place and in accordance with the Information Disclosure Policy and applicable securities laws;

•

not discuss details of the Corporation’s business or internal information with friends or family, or at social or public events, or with third parties except as may be required in the ordinary course of business and in accordance with the Information Disclosure Policy;

•

refrain from obtaining confidential information of third parties (except in the normal course of business) or from possessing or retaining such information which has been inadvertently disclosed to us;

•	not use Prometic confidential information or such information entrusted to Prometic by a third party for personal advantage or the advantage of others; and

•	not display or work on Corporation confidential material in a public area, including on airplanes or in airports.

Designated Spokesperson

Representatives who are not authorized spokespersons may not respond under any circumstances to inquiries from the investment community or the media unless specifically asked to do so by an authorized spokesperson. All such inquiries must be referred to the persons designated for this purpose in the Information Disclosure Policy.

Trading of Securities

Prometic directors, officers, employees and consultants will not trade in any Corporation securities or other securities based on insider information which is not generally known and unavailable to the general public. The Insider

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Trading Policy sets out prohibitions of certain trades of Prometic’s securities and other guidelines to be complied with if contemplating a trade in the Corporation’s securities.

The above is intended as an overview and practical guide to matters of confidentiality and insider trading, and all directors, officers, employees and consultants are directed to the specific provisions of the Information Disclosure Policy and Insider Trading Policy on these matters.

Anti-Trust and Fair Competition

In a competitive marketplace, Prometic understands the importance of complying with all applicable anti-trust and fair competition laws. Anti-trust and fair competition laws are meant to prevent restraints on trade or the abuse of a dominant market position, and a competitive marketplace ensures that the greatest benefit can be realized by both consumers of healthcare products and services (e.g. patients, HCPs) and suppliers of those products/services. Each employee is expected to understand and comply with anti-trust and fair competition laws and not to enter into business contracts or engage in activities that violate, or give the appearance of violating these laws.

Violations of these laws by any Prometic’s Representatives carry severe penalties for both the Corporation and the individual depending on the severity of the violation. Anti-trust and fair competition laws are complex; therefore, Representatives must contact the Legal Department for approval of any business practice conducted on behalf of the Corporation that may involve an interpretation of these laws.

Charitable Contributions

While charitable contributions to the community can make a difference, Representatives must ensure that these contributions are provided in accordance with Prometic policies and applicable laws and regulations. If a charitable contribution is to be made by Prometic, Representatives must complete the form attached hereto as Schedule “A” and submit it to the Chief Legal Officer (“CLO”) for prior approval. Questions with regards to charitable contributions may be directed to the CLO.

Political Contributions and Activities

Prometic encourages its Representatives to engage in political activities, such as the right to vote. However, it is imperative that all Representatives understand that these engagements should not be conducted on behalf of Prometic or mistaken as Prometic taking a stance to support or endorse any candidate or political party. Such activities must also be done on personal time and without the involvement of any Prometic resources. Questions with regards to political contributions and activities may be directed to the CLO.

Media and Public Inquiries

It is extremely important that any message to the public be accurate, consistent and authorized by the relevant spokesperson at Prometic in accordance with the Information Disclosure Policy. All employees, directors, officers and consultants must be aware of, and adhere to, Prometic’s guidelines on communicating with the public through the media (including social media), press releases, promotional materials or other means. Any requests for information from Prometic by an outside party should be immediately referred to the CLO.

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Intellectual Property

Prometic conducts its business in a field where intellectual property, information regarding technologies and trade secrets constitute essential aspects of its business and require the implementation and enforcement of protective measures to preserve the value of such business.

In accordance with Prometic’s Intellectual Property Policy, the results of work performed by an employee in the course of his or her employment, including the development and improvement of its confidential and proprietary information are for the sole benefit of Prometic and the assignees of the employees’ rights. A director, officer, employee or consultant may not use such proprietary information for purposes other than those strictly related to his or her duties and may not use Prometic assets or time for purposes other than those required by their duties. Prometic directors, officers, employees and consultants are directed to the specific provisions of the Intellectual Property Policy on these matters.

Social Networks

The use of social networks by the Representatives is subject to all of the Corporation’s relevant policies such as the Social Media Terms of Use and the Information Disclosure Policy.

Compliance Program

Compliance Program and Leadership

Prometic has adopted, or will adopt, policies, procedures, training programs and mechanisms to promote an atmosphere of open, honest and ethical communication throughout Prometic. Constantly monitoring compliance through audits and other reviews allows the investigation of any allegations of non-compliance with our policies and/or applicable laws and regulations and the opportunity to correct any systems or discipline employees associated with such non-compliance. These audits and reviews allow Prometic to uphold the ethical principles described above. All of these processes and systems and any similar processes or systems Prometic may adopt in the future constitute the Compliance Program.

Training

Prometic encourages its employees to keep up with any additions, changes, removals or implementations of laws, regulations, guidance and standards as it is imperative to ensure that we perform our operations compliantly. In order to inform its employees of such changes, Prometic may conduct trainings annually, quarterly and on an ad-hoc basis. Attendance at all training sessions is mandatory.

Reporting Code Violations (Whistleblowing)

Prometic directors, officers, employees and consultants have a responsibility to report promptly any conduct or proposed conduct that they reasonably believe to be a violation of this Code of Ethics and Business Conduct. The Corporation has adopted a Whistleblowing Policy applicable to the reporting any such conduct or proposed conduct and investigation of a reported incident. Representatives are directed to the Whistleblowing Policy for greater details on how to report, who to report to, confidentiality and investigation procedures.

Prometic does not consider reporting a known or suspected violation of this Code of Ethics and Business Conduct to be an act of ‘disloyalty’ and it is against Corporation policy to retaliate against any employee who reports what he or she reasonably believes to be a violation or suspected violation of

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this Code of Ethics and Business Conduct. This means that employees will not be disciplined, fired or discriminated against in any way for voicing concern about a violation or potential violation so long as the employee acts honestly and in good faith. Any reprisal or retaliation against the employee who has in good faith reported a known or suspected violation of this Code of Ethics and Business Conduct is itself cause for disciplinary action, including termination.

Sanctions and Consequences

Violation of this Code of Ethics and Business Conduct is a serious matter that could subject Prometic or its Representatives to legal liability and furthermore, in the case of Representatives who are employees, disciplinary sanctions including termination.

In addition, conduct by a director or officer which represents a material departure from this Code of Ethics and Business Conduct may constitute a material change triggering the material change reporting requirements of applicable securities laws.

Monitoring and Waivers

The Corporation’s Human Resources department will monitor the compliance of this Code of Ethics and Business Conduct and will report any material breach of same to the Corporate Governance and Nominating Committee, if and when appropriate.

Where appropriate, either the Corporate Governance and Nominating Committee or the Audit, Risk & Finance Committee of the Board of Directors may grant waivers of the enforcement of any provision of this Code of Ethics and Business Conduct.

Contacts for the Purposes of Waivers of this Code of Ethics and Business Conduct:

The President of the Audit, Risk & Finance Committee and/or

Corporate Governance and Nominating Committee of the Board of Directors:

440 Boul. Armand-Frappier, suite 300

Laval, Quebec H7V 4B4

Canada

Tel: 450-781-0115

Fax: 450-781-4457

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SCHEDULE “A”

Charitable Contribution Form

Date: _______________________________________________________________________________________________________

Representative’ name:__________________________________________________________________________________________

Title: _______________________________________________________________________________________________________

Entity: ______________________________________________________________________________________________________

Beneficiary’s full name: ________________________________________________________________________________________

Beneficiary’s address: __________________________________________________________________________________________

Amount of the donation: _______________________________ Currency: ________________________________________________

Reason of the donation: _________________________________________________________________________________________

____________________________________________________________________________________________________________

____________________________________________________________________________________________________________

____________________________________________________________________________________________________________

Representative’s signature: _______________________________________ Date: __________________________________________

CLO’s signature _______________________________________________ Date: __________________________________________

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